Item 77I - The following class was created during the period covered by the N-SAR:
Service Class shares for 100% U.S. Treasury Securities Money Market Fund,JPMorgan
California Municipal Money Market Fund, and JPMorgan New York Municipal Money
Market Fund. This class is described in the prospectus for the Service Class shares
(SEC Accession No. 0001145443-08-002754).